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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated: May 23, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   May 23, 2007                       By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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[GRAPHIC OMITTED]                                |          [GRAPHIC OMITTED]
[LOGO - NOVAGOLD]                                |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |

     NOVAGOLD AND TECK COMINCO FORM PARTNERSHIP TO BUILD GALORE CREEK MINE

  ** NOVAGOLD WILL HOST AN ANALYST CALL AT 2:45 PM EST (11:45 AM PST) TODAY **
                           DIAL-IN AT 1-866-223-7781

MAY 23, 2007 - VANCOUVER, BRITISH COLUMBIA - NOVAGOLD RESOURCES INC. AND TECK COMINCO LIMITED today announced the formation of a partnership that will invest US$2 billion to build the Galore Creek copper-gold mine in northwestern British Columbia. On closing of the transaction, NovaGold and Teck Cominco will each hold a 50% interest in the partnership.

To earn its 50% interest in the Galore Creek partnership, Teck Cominco will fund approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production.

Galore Creek is expected to produce 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually for the first 5 years of production, transitioning NovaGold to a mid-tier producer and significantly increasing Teck Cominco's annual copper and gold production. With over 540 million tonnes of reserves and approximately 1 billion tonnes of resources, there remains considerable potential to increase annual production and extend the mine life beyond 20 years.

"This partnership is another key milestone for NovaGold and great news for the people of British Columbia," said Rick Van Nieuwenhuyse, NovaGold's President and Chief Executive Officer. "NovaGold chose Teck Cominco as its partner not just because of Teck's size and expertise, but also because of its corporate culture and a shared commitment to responsible mining. Together, we are ensuring Galore Creek will be developed as a world-class mine that will bring outstanding benefits to the Tahltan Nation, local communities and the shareholders of both NovaGold and Teck Cominco for decades to come."

"Teck Cominco is pleased to be working with NovaGold, in consultation with the Tahltan Nation, to develop one of the world's largest mining assets right here in British Columbia," said Don Lindsay, President and Chief Executive Officer of Teck Cominco. "Our investment in the Galore Creek partnership is aligned with our growth strategy and will significantly expand our copper and gold resources and production to create long-term value for our shareholders."

"The creation of the Galore Creek partnership and the investments made by NovaGold and Teck Cominco show the confidence these companies have in British Columbia's economy," said Premier Gordon Campbell. "This project, expected to create up to 1,000 construction jobs and 500 full-time jobs during operation, will provide significant benefits for all British Columbians and I want to thank NovaGold, Teck Cominco and the Tahltan Nation for developing this important partnership."

Teck Cominco's investment of US$478 million is equal to NovaGold's expected US$128 million in construction and pre-construction expenditures incurred up to the effective date of the agreement plus US$350 million of anticipated project expenditures. NovaGold will contribute all of the Galore Creek project assets to the partnership and NovaGold and Teck Cominco will establish a jointly controlled operating company--Galore Creek Mining Corporation ("GCMC")--to direct all aspects of project construction and operation.

TERMS OF THE AGREEMENT

o    Joint   management,   finance  and  technical   committees   will  provide
     decision-making, oversight and control of the partnership.

o NovaGold will second its existing Galore Creek project and construction team to GCMC in their existing roles.

o Teck Cominco will second construction and operating staff and provide marketing expertise and other resources to GCMC to support the project.

o Teck Cominco will cooperate in arranging NovaGold's US$500 million of project debt financing during 2008.

o All commitments and obligations under the Tahltan Participation Agreement will be honored by the partnership.

o An aggressive program of exploration and technical studies during construction will be aimed at increasing the value of the Galore Creek project by optimizing the additional approximately 1 billion tonne mineral resource in the Galore Creek Valley that is not currently included in the Galore Creek Feasibility Study completed by Hatch Ltd. in October 2006.

o Galore Creek construction will continue in accordance with NovaGold's previously announced timelines and budgets to achieve production by mid-2012.

CURRENT GALORE CREEK PRE-CONSTRUCTION AND PERMITTING ACTIVITIES UNDERWAY

NovaGold has completed significant pre-construction activities at Galore Creek in anticipation of receiving key provincial and federal permits and authorizations. These pre-construction activities include mobilization of personnel and equipment, establishment of the staging and laydown areas and the necessary infrastructure to support the construction effort and initial construction camps that will support road and access construction activities. The project has received all required Provincial permits during the last month, which now include the Special Use Permit and an offer for a Surface Lease for the area to be occupied by the tailings facility and other mine-related infrastructure. Federal permit approvals, particularly for bridge construction, are still pending but are anticipated to be received shortly to allow for the construction of several key bridges this season.

Galore Creek construction has been planned in two phases. Phase 1 construction will focus on providing road access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of the mine access road and tunnel, bridges, concentrate and diesel pipelines and a power transmission line from Bob Quinn on Highway 37 to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Mine production start-up is anticipated to begin in mid-2012 after 3 months of commissioning.

"NovaGold has worked closely with the Provincial and Federal regulators, our First Nations partners and local communities to complete a thorough environmental assessment and permitting process over the past three years," said Peter Harris, Senior Vice President and Chief Operating Officer of NovaGold. "Since completion of the Feasibility Study last fall, NovaGold has been preparing for the start of construction to ensure its ability to maximize the 2007 construction season. With those preparations and our partnership with Teck Cominco now in place, full construction activities should be able to begin shortly."

ABOUT THE GALORE CREEK PROJECT

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects in the world. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. The project is expected to create up to 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation. The Feasibility Study estimated construction costs at US$2 billion.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation's principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

NovaGold initiated the British Columbia environmental assessment process in February 2004 and worked closely with regulators to complete the baseline studies and detailed project description required to define the terms of reference for the environmental assessment application. After a complete public and government review process, NovaGold received the Provincial Environmental Assessment Certificate for Galore Creek in February 2007.

NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace properties with Pioneer Metals Corporation, under which the Company is earning a 60% interest. This option agreement is currently the subject of litigation between NovaGold and Pioneer.

  ** NOVAGOLD WILL HOST AN ANALYST CALL AT 2:45 PM EST (11:45 AM PST) TODAY **
                           DIAL-IN AT 1-866-223-7781

ABOUT NOVAGOLD

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. The Company owns 100% of the Galore Creek copper-gold project in British Columbia and 70% of the Donlin Creek gold project in Alaska, which are among the world's largest copper-gold and gold deposits, respectively. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FORWARD-LOOKING INFORMATION AS DEFINED IN THE SECURITIES ACT (ONTARIO). ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND EXPLORATION RESULTS, CONSTRUCTION AND PRODUCTION TIMING AND COST ESTIMATES, ANTICIPATED PERMITTING RESULTS AND TIMING AND FUTURE PLANS, ACTIONS, OBJECTIVES AND ACHIEVEMENTS OF NOVAGOLD AND TECK COMINCO, ARE FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION. FORWARD-LOOKING STATEMENTS INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM NOVAGOLD'S AND TECK COMINCO'S EXPECTATIONS INCLUDE FLUCTUATIONS IN GOLD, COPPER AND OTHER COMMODITY PRICES AND CURRENCY EXCHANGE RATES; UNCERTAINTY OF ESTIMATES OF CAPITAL AND OPERATING COSTS, PRODUCTION ESTIMATES AND ESTIMATED ECONOMIC RETURN; UNCERTAINTIES INVOLVED IN DISPUTES AND LITIGATION, INCLUDING DISPUTES AND LITIGATION CONCERNING PIONEER METALS CORPORATION AND THE GALORE CREEK AND GRACE PROPERTIES; THE NEED TO OBTAIN ADDITIONAL FINANCING TO DEVELOP THE GALORE CREEK PROJECT AND UNCERTAINTY AS TO THE AVAILABILITY AND TERMS OF FUTURE FINANCINGS; THE NEED FOR COOPERATION OF GOVERNMENT AGENCIES AND FIRST NATIONS GROUPS IN THE EXPLORATION, PERMITTING AND DEVELOPMENT OF GALORE CREEK; THE POSSIBILITY OF ADVERSE DEVELOPMENTS IN THE FINANCIAL MARKETS GENERALLY; THE POSSIBILITY OF DELAY IN PERMITTING, EXPLORATION, DEVELOPMENT OR CONSTRUCTION PROGRAMS AND UNCERTAINTIES AS TO PERMIT AND APPROVAL REQUIREMENTS AND MEETING PROJECT MILESTONES; AND OTHER RISKS AND UNCERTAINTIES DISCLOSED UNDER THE HEADING "CAUTION REGARDING FORWARD-LOOKING STATEMENTS" AND ELSEWHERE IN NOVAGOLD'S AND TECK COMINCO'S ANNUAL INFORMATION FORMS FOR THE YEAR ENDED NOVEMBER 30, 2006 AND DECEMBER 31, 2006, RESPECTIVELY, FILED WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES, IN NOVAGOLD'S AND TECK COMINCO'S ANNUAL REPORTS ON FORM 40-F FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND IN OTHER INFORMATION RELEASED BY NOVAGOLD AND TECK COMINCO AND FILED WITH THE APPROPRIATE REGULATORY AGENCIES.


                                     # # #


NOVAGOLD                                        TECK COMINCO
604-669-6227 OR 1-866-669-6227                  604-687-1117
Greg Johnson                                    Greg Waller
Vice President, Corporate Communications &      Vice President, Investor
Strategic Development                           Relations & Strategic Analysis
Rhylin Bailie
Manager, Corporate & Investor Relations